SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: 1st April, 2005, for the month of March, 2005

TELENOR ASA

(Registrant’s Name)

Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F : ☑          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No : ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

01.03.05 09:42 TEL: SHARE OPTION PROGRAMME share capital changes

Telenor ASA has made a private placing of a total of 651,337 shares in connection with its share option programmes of 2002, 2003 and 2004 for managers and key personnel. The share issuance has increased the share capital with NOK 3,908,022. The number of outstanding shares subsequent to the share issue is 1,750,348,384.

04.03.05 08:49 TEL RE PURCHASE OF OWN SHARES mandatory notification of trad

(Fornebu 4th March 2005) Telenor ASA has on March 3rd, 2005 purchased 900,000 own shares at an average price of NOK 59,57 per share. After this transaction, Telenor ASA owns a total of 15,471,700 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 6, 2004.

Telenor`s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +1.0 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

Contact:
Vice President Communications, Kai Rosenberg tel: (+47) 915 54 357

07.03.05 09:09 TEL PURCHASE OF OWNS SHARES mandatory notification of trad

(Fornebu 7th March 2005) Telenor ASA has on March 4rd, 2005 purchased 440,000 own shares at an average price of NOK 59,38 per share. After this transaction, Telenor ASA owns a total of 15,911,700 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 6, 2004.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +1.0 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

Contact:
Chief Press Spokesman, Dag Melgaard tel: (+47) 901 92 000

08.03.05 08:55 TEL SHARE BUY BACK mandatory notification of trad 131K

Telenor ASA has on March 7th, 2005 purchased 460,000 own shares at an average price of NOK 58,65 per share. After this transaction, Telenor ASA owns a total of 16,371,700 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 6, 2004.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +1.0 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

09.03.05 09:13 TEL SHARE BUY BACK mandatory notification of trad 131K

Telenor ASA has on March 8th, 2005 purchased 300,000 own shares at an average price of NOK 58,15 per share. After this transaction, Telenor ASA owns a total of 16,671,700 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 6, 2004.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +1.0 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

10.03.05 09:30 TEL SHARE BUY BACK mandatory notification of trad 131K

Telenor ASA has on March 9th, 2005 purchased 400,000 own shares at an average price of NOK 58,23 per share. After this transaction, Telenor ASA owns a total of 17,071,700 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 6, 2004.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +1.0 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

11.03.05 09:24 TEL SHARE BUY BACK mandatory notification of trad 131K Telenor ASA has on March 10th, 2005 purchased 500,000 own shares at an average price of NOK 57,22 per share. After this transaction, Telenor ASA owns a total of 17,571,700 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 6, 2004.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +1.0 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

14.03.05 09:16 TEL SHARE BUY BACK mandatory notification of trad 131K

Telenor ASA has on March 11th, 2005 purchased 250,000 own shares at an average price of NOK 58,05 per share. After this transaction, Telenor ASA owns a total of 17,821,700 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 6, 2004.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +1.0 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

15.03.05 09:28 TEL SHARE BUY BACK mandatory notification of trad 131K

Telenor ASA has on March 14th, 2005 purchased 190,000 own shares at an average price of NOK 58,21 per share. After this transaction, Telenor ASA owns a total of 18,011,700 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 6, 2004.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +1.0 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

16.03.05 09:45 TEL SHARE BUY BACK mandatory notification of trad 131K

Telenor ASA has on March 15th, 2005 purchased 230,000 own shares at an average price of NOK 58,07 per share. After this transaction, Telenor ASA owns a total of 18,241,700 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 6, 2004.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +1.0 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

17.03.05 09:36 TEL SHARE BUYBACK meldepliktig handel 131K

Telenor ASA has on March 16th, 2005 purchased 530,000 own shares at an average price of NOK 57,50 per share. After this transaction, Telenor ASA owns a total of 18,771,700 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 6, 2004.

Telenor ASA has on March 16th, 2005 purchased 530,000 own shares at an average price of NOK 57,50 per share. After this transaction, Telenor ASA owns a total of 18,771 ,700 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 6, 2004.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +1.0 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

18.03.05 09:22 TEL SHARE BUY BACK mandatory notification of trad 131K

Telenor ASA has on March 17th, 2005 purchased 630,000 own             shares at an average price of NOK 57,85 per share. After this transaction, Telenor ASA owns a total of 19,401,700 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 6, 2004.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +1.0 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com

21.03.05 07:39 TEL SHARE BUY BACK mandatory notification of trad 131K

Telenor ASA has on March 18th, 2005 purchased 790,000 own shares at an average price of NOK 58,97 per share. After this transaction, Telenor ASA owns a total of 20,191,700 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 6, 2004.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +1.0 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

31.03.05 15:08 TEL REDUCTION IN SHARE CAPITAL general meeting information 19K

In relation to the approval of the Notice for the Annual General Meeting in Telenor ASA to be held 20. May 2005, the Board of Directors has on the 31. March decided to propose before the Annual General Meeting that the share capital of Telenor ASA is reduced with NOK 263,186,550 by i) cancellation of 20,191,700 own shares and ii) redemption of 23,672,725 shares held by the Kingdom of Norway.

The redemption of shares is in line with an agreement between Telenor ASA and the Kingdom of Norway where the Kingdom of Norway — in relation to buyback of own shares by Telenor ASA — is obliged to redeem a proportionate part of its total shareholding in Telenor ASA.

Further, the Board of Directors has decided to propose before the Annual General Meeting to grant the Board of Directors an authorization to buyback up to 10% own shares.

31.03.05 15:08 TELCONSOLIDATED FINANCIAL STATEMENTS FOR 2004 FOR TELENOR proposed annual accounts 19K

Today, the Board of Directors of Telenor approved the financial statements for 2004. Compared to the preliminary results for 2004, net income after taxes and minority interests for the Group for 2004 increased by NOK 130 million. This was primarily due to a change in the calculation of deferred taxes in EDB Business Partner ASA in connection with the new tax rules in Norway.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

By:
Name: Torstein Moland
(sign.)
Title: CFO

Date: 1st April, 2005